Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 20 November 2025 – 07:00 CET

Sunrise informs about outcome of the sponsored Class A ADS program termination

•	93.1% of the Class A ADSs were exchanged for Sunrise Class A Shares on a net basis as of the program termination date on 13 November 2025

•

The c. 4.7 million Sunrise Class A Shares underlying the outstanding Class A ADSs that remained on deposit with the Depositary Bank were sold via an accelerated bookbuild transaction executed yesterday

•	Sunrise Class A Shares will continue to be listed on SIX Swiss Exchange under the ticker «SUNN».

Sunrise Communications AG (Sunrise) today announces the outcome of the sponsored Class A ADS program termination. As of the termination date on 13 November 2025, 93.1% of the Class A ADSs were exchanged for Sunrise Class A Shares on a net basis.

The Depositary Bank has informed Sunrise that all of the Sunrise Class A Shares underlying the outstanding Class A ADSs that remained on deposit with the Depositary Bank following the termination date (c. 4.7 million Sunrise Class A Shares) were sold via an accelerated bookbuild transaction which was executed yesterday after market close on SIX Swiss Exchange. The resulting net proceeds (less fees owing to the Depository Bank) will be disbursed, pro rata, to the applicable former Sunrise Class A ADS holders in accordance with, and subject to, the Class A Deposit Agreement.

The Sunrise Class A Shares will continue to be listed on SIX Swiss Exchange under the ticker «SUNN».

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of September 2025, the Sunrise customer base included around 3.15 million mobile, 1.29 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-Looking Statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Sunrise’s expectations with respect to the termination of its Class A ADS program, including the timing, cost, and benefits to be derived therefrom, as well as other information and statements that are not historical fact. These forward-looking statements are based on current expectations and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, equity market dynamics, Sunrise’s ability to successfully execute on its plans and strategies and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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